COMMENTS RECEIVED ON 01/11/2024

FROM DANIEL GREENSPAN

FIDELITY MERRIMACK STREET TRUST (File Nos. 333-186372 and 811-22796)

Fidelity Low Duration Bond ETF

POST-EFFECTIVE AMENDMENT NO. 26

1.

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests that we confirm that acquired fund fees and expenses are not anticipated to exceed 0.01% of average net assets.

R:

Acquired fund fees and expenses are not estimated to exceed one basis point of the fund’s average net assets.

2.

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests that when table is completed, include any reimbursement or recoupment arrangements in a footnote.

R:

The fund will not have a fee waiver or expense reimbursement arrangements.

3.

“Fund Management” (prospectus)

“Advisory Fee(s)”

C:

The Staff requests that if there are specific arrangements that we add a cross reference to the fee table footnote(s).

R:

The fund does not expect to have any specific expense fee waiver or expense reimbursement arrangements.

4.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests that we add an explanation of what duration means and an example of how it works.

R:

The fund does have a principal investment strategy of normally maintaining a duration of one year or less and also defines duration, which is reflected in the disclosure.

Fund Summary – Principal Investment Strategies

•

Normally maintaining a duration of 1 year or less.

Fund Basics – Investment Details – Principal Investment Strategies

The fund normally maintains a duration of 1 year or less. Duration is a measure of a bond’s price sensitivity to a change in interest rates. For example, if a bond has a 1-year duration and interest rates rise 1%, the bond’s value is likely to fall about 1%. Similarly, if a bond fund has a 1-year duration and interest rates rise 1%, the fund’s value is likely to fall about 1%.

5.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Engaging in transactions that have a leveraging effect on the fund, including investments in derivatives - such as swaps (interest rate, total return, and credit default), options, and futures contracts - and forward-settling securities, to adjust the fund’s risk exposure.”

C:

The Staff requests we tailor the strategy disclosure specifically to what this fund’s use of derivatives will be.

R:

The fund’s principal investment strategy disclosure, in the Investment Details section, provides greater detail on the fund’s use of derivatives:

“The Adviser may engage in transactions that have a leveraging effect on the fund, including investments in derivatives, regardless of whether the fund may own the asset, instrument, or components of the index underlying the derivative, and forward-settling securities. The Adviser may invest a significant portion of the fund's assets in these types of investments. If the fund invests a significant portion of its assets in derivatives, its investment exposure could far exceed the value of its portfolio securities and its investment performance could be primarily dependent upon securities it does not own. The fund's derivative investments may include interest rate swaps, total return swaps, credit default swaps, options (including options on futures and swaps), and futures contracts (both long and short positions) on securities, other instruments, and indexes. Depending on the Adviser's outlook and market conditions, the Adviser may engage in these transactions to increase or decrease the fund's exposure to changing security prices, interest rates, credit qualities, or other factors that affect security values, or to gain or reduce exposure to an asset, instrument, or index.”

6.

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests, at minimum, we explain why each risk is a risk with respect to this fund and add more detail. The Staff also requests we specify why and how performance may differ as it pertains to each particular risk factor discussed.

R:

Each of the fund’s principal investment risks ties back to either the fund’s principal investment strategies and the principal security types in which the fund invests in accordance with those strategies (Interest Rate Changes, Foreign Exposure, Financial Services Concentration, Prepayment, Issuer-Specific Changes, and Leverage Risk), or the fact that the fund is an ETF, shares of which are listed and traded on a securities exchange (Fluctuation of Net Asset Value and Share Price, Trading Issues, and Cash Transactions Risk). The description of each principal investment risk in the Fund Details section further provides shareholders with information on how such risk can significantly affect the fund’s performance. Accordingly, the fund believes the current risk disclosure is appropriate.

7.

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

If the fund intends to invest in emerging markets securities, the Staff requests we add appropriate strategy and risk disclosure.

R:

Although the fund may invest in securities of foreign issuers, investment in emerging markets is not a principal investment strategy of the fund. As a result, the fund believes the current strategy and risk disclosure is appropriate.

8.

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we confirm whether any securities underlying the ETF are traded outside of a collateralized settlement system.

R:

The securities underlying the ETF are expected to be traded within a collateralized settlement system.

9.

“Investment Details” (prospectus)

“Description of Principal Security Types”

C:

The Staff requests we confirm if the fund will invest significantly in CLOs. If so, please add disclosure related to CLOs and any limits on those investments.

R:

Investing in CLOs is not a principal investment strategy of the fund. Accordingly, we have not modified the disclosure.

10.

“Investment Details” (prospectus)

“Non-Fundamental Investment Policies”

“The fund’s investment objective is non-fundamental and may be changed without shareholder approval.”

C:

The Staff requests that if a fund seeks to provide a certain amount of notice, we disclose that.

R:

The fund does not have a specified policy with respect to the notice period for a change in the fund’s investment objective. Accordingly, we have not modified the disclosure.

11.

“Fund Management” (prospectus)

“Advisory Fee(s)”

“The Adviser pays all of the other expenses of Fidelity® Low Duration Bond ETF with limited exceptions.”

C:

The Staff requests we consider specifying what the exceptions are.

R:

The fund’s Statement of Additional Information, in the Management Contract section under “Management-Related Expenses,” provides greater detail on fees and expenses payable by the Adviser or the fund, as the case may be:

“Management-Related Expenses. Under the terms of the fund's management contract, FMR, either itself or through an affiliate, is responsible for payment of all operating expenses of the fund with limited exceptions. Specific expenses payable by FMR include legal expenses, fees of the custodian, auditor, and interested Trustees, a fund's proportionate share of insurance premiums and Investment Company Institute dues, and the costs of registering shares under federal securities laws and making necessary filings under state securities laws. FMR also pays all fees associated with the transfer agency services and pricing and bookkeeping services agreements.

FMR pays all other expenses of the fund with the following exceptions: expenses for typesetting, printing, and mailing proxy materials to shareholders, all other expenses incidental to holding meetings of the fund's shareholders (including proxy solicitation), fees and expenses of the Independent Trustees, interest, taxes, and such non-recurring and/or extraordinary expenses as may arise, including costs of any litigation to which the fund may be a party, and any obligation it may have to indemnify its officers and Trustees with respect to litigation. The fund shall pay its non-operating expenses, including brokerage commissions and fees and expenses associated with the fund's securities lending program, if applicable.”

We do not believe this level of detail is required in the prospectus. Accordingly, we have not modified the disclosure.

12.

“Investment Policies and Limitations” (SAI)

“Concentration”

C:

The Staff requests we add “or group of industries” in this section per section 8(b)(1) of the Investment Company Act of 1940 and Item 16 of Form N-1A.

R:

The fund is required to disclose its policy with respect to concentrating investments in a particular industry or group of industries, and has appropriately disclosed the fund’s intention to invest more than 25% of its total assets in the financial services industry.

Attachment 1

Annual Operating Expenses

(expenses that you pay each year as a % of the value of your investment)

Management fee	0.20%
Distribution and/or Service (12b-1) fees	None
Other expenses	0.00%A
Total annual operating expenses	0.20%
A Based on estimated amounts for the current fiscal year.

1 year	$20
3 years	$64